=================================================================





               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549



                           FORM 11-K



    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
        AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)


          For the fiscal year ended December 31, 1994

               (Commission file number:  1-8444)

                USAir, Inc. 401(k) Savings Plan



                       USAir Group, Inc.
             2345 Crystal Drive, Arlington, VA 22227
             (Address of principal executive offices)





=================================================================

                           USAIR, INC.
                      401(k) SAVINGS PLAN

               Financial Statements and Schedules

                   December 31, 1994 and 1993

                   (With Independent Auditors'
                         Report Thereon)

                           USAIR, INC.
                      401(k) SAVINGS PLAN




                        Table of Contents
                        -----------------




                                                           Page
                                                           ----

Independent Auditors' Report                                 1

Financial Statements:

     Statements of Net Assets Available for Plan
        Benefits as of December 31, 1994 and 1993            2

     Statements of Changes in Net Assets Available
        for Plan Benefits for the years ended
        December 31, 1994 and 1993                           3

     Notes to Financial Statements                        4-13

Schedule I - Item 27a
     Schedule of Assets Held for Investment Purposes
        as of December 31, 1994                          14-15

Schedule II - Item 27d
     Schedule of Reportable Transactions for the
        year ended December 31, 1994                        16


Signature                                                   17

Consent of Independent Auditors                             18

                    Independent Auditors' Report

The Plan Administrator and Participants
USAir, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the USAir, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related state-ments of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibili-ty of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1994 and reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemen-tary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          KPMG Peat Marwick LLP


June 16, 1995

                          USAIR, INC.
                      401(k) SAVINGS PLAN


        Statements of Net Assets Available for Plan Benefits
        ----------------------------------------------------

                          December 31,


                                            1994          1993
                                            ----          ----
Assets:
  Investments, at fair value:
    Fidelity Retirement Government
      Money Market Fund                $ 23,471,983  $ 20,699,194
    Fidelity Magellan Fund              123,161,624   105,388,198
    Fidelity Intermediate Bond Fund      15,485,248    15,570,417
    Fidelity Equity Income Fund          49,043,705    42,150,577
    Fidelity U.S. Equity Index Fund      11,096,211     9,758,481
    Income Mix Fund                         379,652             -
    Capital Growth Mix Fund               8,345,918             -
    Moderation Mix Fund                   1,574,272             -
    USAir Common Stock Fund               7,501,151     5,390,059
                                        -----------   -----------
                                        240,059,764   198,956,926
  Fixed Income Fund, at
    contract value                       24,054,055    18,784,388
  Participant loans receivable            9,423,342     6,954,592
                                        -----------   -----------
      Total investments                 273,537,161   224,695,906

  Participant contributions
    receivable                            1,497,649     1,445,595
                                        -----------   -----------
      Total assets                      275,034,810   226,141,501

Liabilities:
  Accrued expenses                           38,793        36,568
                                        -----------   -----------
    Net assets available for plan
      benefits                         $274,996,017  $226,104,933
                                        ===========   ===========


See accompanying notes to financial statements.

                           USAIR, INC.
                      401(k) SAVINGS PLAN

  Statements of Changes in Net Assets Available for Plan Benefits
  ---------------------------------------------------------------

                     Years Ended December 31,


                                         1994           1993
                                         ----           ----
Additions to net assets
 attributable to:
  Net appreciation (depreciation)
    in the fair value of invest-
    ments                            $(18,147,185)  $ 13,999,765
  Investment income                    12,565,486     13,709,182
  Interest income on participant
    loans                                 562,455        334,014
  Participant contributions            60,781,082     49,392,469
  Rollover contributions                  180,121        293,999
                                      -----------    -----------
    Total additions                    55,941,959     77,729,429
                                      -----------    -----------
Deductions from net assets
 attributable to:
  Benefits paid to participants         6,407,046      3,137,545
  Administrative expenses                 153,789        139,488
  Transfers to other plans                      -         19,848
                                      -----------    -----------
    Total deductions                    6,560,835      3,296,881
                                      -----------    -----------
Net increase in net assets
 available for plan benefits           49,381,124     74,432,548

Net assets available for plan
 benefits:
  Beginning of year                   226,104,933    208,265,146
  Transfer to USAir, Inc.
    Employee Savings Plan                (490,040)   (56,592,761)
                                      -----------    -----------

  End of year                        $274,996,017   $226,104,933
                                      ===========    ===========


See accompanying notes to financial statements.

                           USAIR, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------

                   December 31, 1994 and 1993

(1)  Description of Plan

     The following brief description of the USAir, Inc. 401(k)
     Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     (a)  General

          The Plan is a defined contribution plan intended to be a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code, as amended (the "Code") and to qualify under Section 401(a) of the Code. All permanent employees of USAir, Inc. ("USAir" or the "Company") who are covered by a collective bargaining agreement, with at least 90 days of service, are eligible to participate except for those individuals not covered under the United States income tax laws and those individuals who are participants in another 401(k) plan sponsored by USAir. Effective January 1, 1993, the balances of all non-contract and certain union employees previously participating in the Plan were transferred into the USAir, Inc. Employee Savings Plan. Effective August 1, 1994, the assets and liabilities related to flight simulator engineers were transferred from the Plan to the USAir, Inc. Employee Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Act of 1974 ("ERISA").

     (b)  Plan Contributions

          USAir employees electing to participate in the Plan make contributions to the Plan via payroll deductions. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a partici-pant's compensation. Compensation includes base pay, overtime, shift premiums and shift differentials, up to a limit set forth by Section 401(a)(17) of the Code ($150,000 for 1994). The percentage of compensation contributed may not exceed 15 percent if the participant was not a highly compensated employee. If the partici-pant was a highly compensated employee, then the contri-bution percentage may not exceed eight percent. In addition, contributions for 1994 and 1993 could not exceed the statutory limits of $9,240 and $8,994, respectively. The Plan does not provide for any employer contributions.

                          USAIR, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

     (c)  Vesting

          Participants are immediately vested in their contribu-tions plus earnings thereon.

     (d)  Investment Options

          The Company selects the number and type of investment options available. The investment options are held and administered as separate, common funds by Fidelity
          Investments.

          Each participant elects the percentage, in increments of five percent, in which his/her account balance is invested in the various investment funds. The partici-pant may transfer his/her investments from one investment fund to another investment fund.

          A separate account is established and maintained in the name of each participant and reflects the participant's contributions invested in, and the earnings and losses attributed to, each investment fund less administrative expenses. Participants are allocated a share of each fund's net investment earnings based upon their account balance as a percentage of the total fund balance. Net investment earnings are allocated to participants on a monthly basis.

          Participants can invest their account balance and/or future contributions in any combination of seven individ-ual investment options or three Diversified Portfolio Mixes, which are pre-selected combinations of mutual funds. The ten investment options are:

          Money Market -      A fund comprised of investments in
                              Fidelity Retirement Government Money
                              Market Portfolio.  Investments are
                              made in high-quality money market
                              instruments offered primarily by
                              U.S. and foreign corporations.

          Fixed Income -      This Fixed Income Fund buys high-
                              quality investment contracts, a type
                              of investment product offered to
                              retirement and savings plans by
                              insurance companies, banks, and
                              other financial institutions.  Money
                              transferred out of the Fixed Income

                           USAIR, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

                              Fund cannot be invested in the Fi-
                              delity Retirement Government Money
                              Market Portfolio, the Fidelity In-
                              termediate Bond Fund and the Income
                              Mix for a period of 90 days because
                              these funds are considered competi-
                              tive by the insurance industry.

          Bond - A fund comprised of investments in Fidelity Intermediate Bond Fund. Investments are made primarily in investment-grade fixed income secu-rities, including bonds, notes, mortgage securities, government and government agency obligations and convertible securities. The average maturity ranges from three to ten years.

          Equity Index -      A fund comprised of investments in
                              the Fidelity U.S. Equity Index Port-
                              folio.  The Portfolio seeks growth
                              and income by matching the composi-
                              tion and total return of the Stan-
                              dard & Poor's Daily Stock Price
                              Index of 500 common stocks.

          Equity Income -     A fund comprised of investments in
                              the Fidelity Equity Income Fund.
                              The Fund normally invests at least
                              80% of its assets in income-produc-
                              ing common and preferred stocks with
                              the remaining 20% generally invested
                              in debt securities, like bonds.

          Magellan -          A fund comprised of investments in
                              the Fidelity Magellan Fund.  The
                              Fund primarily invests in common
                              stocks and securities convertible to
                              common stocks.

          Stock - A fund comprised primarily of USAir Group, Inc. common stock purchased on the open market or directly from the Company at market prices. A small percentage of the Fund is invested in short-term liquid in-vestments.

                           USAIR, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)


          Income Mix -        A diversified portfolio mix com-
                              prised of 20% equity securities and
                              80% fixed income securities.  The
                              20% equity securities are invested
                              50% in the Fidelity Equity Income
                              Fund and 50% in the Fidelity U.S.
                              Equity Index Portfolio.  The fixed
                              income securities are invested ap-
                              proximately 19% in the Fidelity
                              Retirement Government Money Market
                              Portfolio, approximately 44% in the
                              Fidelity Short-Term Bond Fund and
                              approximately 37% in the Fidelity
                              Intermediate Bond Fund.

          Moderation Mix -    A diversified portfolio mix com-
                              prised of 60% equity securities and
                              40% fixed income securities.  The
                              60% equity securities are invested
                              approximately 33% in the Fidelity
                              Equity Income Fund, approximately
                              33% in the Fidelity U.S. Equity
                              Index Portfolio, 25% in the Fidelity
                              Magellan Fund and approximately 9%
                              in the Fidelity Overseas Fund.  The
                              40% fixed income securities are
                              invested approximately 38% in the
                              Fidelity Short-Term Bond Fund and
                              approximately 62% in the Fidelity
                              Intermediate Bond Fund.

          Capital Growth
               Mix  -         A diversified portfolio mix com-
                              prised of 80% equity securities and
                              20% fixed income securities.  The
                              80% equity securities are invested
                              25% in the Fidelity Equity Income
                              Fund, approximately 19% in the Fi-
                              delity OTC Portfolio, approximately
                              37% in the Fidelity Magellan Fund
                              and approximately 19% in the Fideli-
                              ty Overseas Fund.  The 20% fixed
                              income securities are invested in
                              the Fidelity Intermediate Bond Fund.

                          USAIR, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

     (e)  Loans and Hardship Withdrawals

          All participants can borrow from their account but may have only one loan outstanding at a given point in time. Loans are to be repaid, with interest, within five years unless the loan is used by the participant to acquire a principal residence. The minimum loan amount available under the Plan is $1,000. Loans are limited to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company during the preceding twelve month period) or 50 percent of the participant's separate account bal-ance as of the date of the loan.

          Upon approval from the Company, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

     (f)  Distributions

          Distribution to a participant or beneficiary is made as soon as reasonably practicable after the participant's separation from service with the Company due to death, disability, retirement, or other termination of employ-ment. If the participant's account balance is greater than $3,500, the distribution can be deferred until age 70-1/2 or provided in cash as a lump sum distribution. If the balance due to the participant or beneficiary is less than $3,500, a lump sum distribution is automatic upon separation.

     (g)  Administrative Expenses

          Certain administrative expenses of the Plan are paid by USAir.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

                           USAIR, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

          Certain 1993 financial statement amounts have been reclassified to conform with the current year's presenta-tion.

     (b)  Investments

          The assets of the Plan are maintained in a master trust arrangement with the assets of other defined contribution plans sponsored by USAir. The individual assets of each plan constitute individual master trust investment accounts. Form 5500 instructions provide that plan assets held in this type of arrangement need not be presented as investments in a master trust. As a result, investment assets are classified by type of asset in these financial statements and a master trust filing is not required. The trustee, Fidelity Management Trust Company, maintains the master trust under the terms of an agreement with the Plan. The Plan's share of assets and changes in its share of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values of all assets. Fair values for assets were determined by quoted market values, when available. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unreal-ized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts ("GICs") are stated at contract value. Purchases and sales of investments are recorded on a trade-date basis.





                (this space intentionally left blank)

                                                          USAIR, INC.
                                                     401(k) SAVINGS PLAN

                                                 Notes to Financial Statements
                                                 -----------------------------
                                                           (Continued)

(3)  Investment Activity

     The following table presents the cash basis investment funds' activities, for the years ended December 31,
     1994 and 1993:
                                            Fidelity
                              Fixed        Retirement      Fidelity       Fidelity       Fidelity     Fidelity U.S.
                             Income       Government       Magellan     Intermediate      Equity      Equity Index
                               Fund       Money Market       Fund         Bond Fund     Income Fund       Fund
                            ----------    ------------    -----------    -----------    -----------   -------------
Balance at 12/31/92        $20,366,459 1) $27,009,235 1) $ 87,528,972 1) $17,181,806 1) $35,137,332 1) $10,825,654 1)
                            ----------     ----------     -----------     ----------     ----------     ----------
Transfer to USAir Employee
  Savings Plan              (6,843,206)    (7,024,752)    (22,705,571)    (4,734,769)   (10,001,963)    (3,299,537)
Investment income            1,050,881        580,654       9,187,306      1,114,551      1,418,584        357,206
Net appreciation (deprecia-
  tion) in fair value                -              -       8,478,398        445,997      4,964,107        441,067
Interest income on
  participant loans                  -              -               -              -              -              -
Contributions                3,714,865      4,399,055      24,830,576      3,617,962      9,371,645      2,688,887
Net exchanges between
  investment funds             749,935     (3,489,572)       (936,136)    (1,617,356)     1,819,884     (1,166,485)
Administrative expenses        (27,073)        (4,058)        (58,190)        (1,821)        (6,198)          (234)
Benefits paid to
  participants                (225,759)      (771,354)       (921,458)      (435,238)      (551,156)       (88,058)
Transfers from (to) other
  plans                         (1,714)           (14)        (15,699)          (715)        (1,658)           (19)
                            ----------     ----------     -----------     ----------    -----------     ----------
Net change in investment
  funds                     (1,582,071)    (6,310,041)     17,859,226     (1,611,389)     7,013,245     (1,067,173)
                            ----------     ----------     -----------     ----------    -----------     ----------
Balance at 12/31/93         18,784,388 1)  20,699,194 1)  105,388,198 1)  15,570,417 1)  42,150,577 1)   9,758,481
                            ----------     ----------     -----------     ----------    -----------     ----------
Investment income            1,364,490        880,830       4,378,677      1,093,722      4,522,489        325,278
Net appreciation (deprecia-
  tion) in fair value                -              -      (6,595,902)    (1,414,394)    (4,540,993)      (207,289)
Interest income on
  participant loans                  -              -               -              -              -              -
Contributions                3,964,735      4,385,743      31,788,373      3,589,050     11,066,747      2,766,216
Net exchanges between
  investment funds           1,112,241     (1,523,562)     (9,091,128)    (3,014,226)    (2,785,935)    (1,305,174)
Administrative expenses        (37,662)        (5,413)        (86,160)        (2,023)        (6,987)          (334)
Benefits paid to
  participants              (1,086,059)      (974,834)     (2,385,168)      (274,941)    (1,276,301)      (184,835)
Transfers from (to)
  other plans                  (48,078)        10,025        (235,266)       (62,357)       (85,892)       (56,132)
                            ----------     ----------     -----------     ----------     ----------     ----------
Net change in investment
  funds                      5,269,667      2,772,789      17,773,426        (85,169)     6,893,128      1,337,730
                            ----------     ----------     -----------     ----------     ----------     ----------
Balance at 12/31/94        $24,054,055 1) $23,471,983 1) $123,161,624 1) $15,485,248 1) $49,043,705 1) $11,096,211
                            ==========     ==========     ===========     ==========     ==========     ==========



1)  Investment fund balance represents greater than five percent of net assets available for plan benefits.
2)  Represents plan distributions which originated as loans in previous years.


Note:  Certain 1993 amounts have been reclassified to conform with 1994 classifications.



                                                  (table continued on next page)

                                                          USAIR, INC.
                                                     401(k) SAVINGS PLAN

                                                 Notes to Financial Statements
                                                 -----------------------------
                                                           (Continued)


(3)  Investment Activity    (Continued)


                                             Capital                        USAir
                            Income Mix       Growth       Moderation        Common
                               Fund          Mix Fund      Mix Fund       Stock Fund     Loan Fund        Total
                            ----------     -----------    -----------     ----------     ----------     -----------
Balance at 12/31/92        $         -    $         -    $          -    $ 4,301,192    $ 4,556,966    $206,907,616
                            ----------     ----------     -----------     ----------     ----------     -----------
Transfer to USAir Employee
  Savings Plan                       -              -               -       (788,365)    (1,194,598)    (56,592,761)
Investment income                    -              -               -              -              -      13,709,182
Net appreciation (deprecia-
  tion) in fair value                -              -               -       (329,804)             -      13,999,765
Interest income on
  participant loans                  -              -               -              -        334,014         334,014
Contributions                        -              -               -        975,413              -      49,598,403
Net exchanges between
  investment funds                   -              -               -      1,247,521      3,392,209               -
Administrative expenses              -              -               -         (5,346)             -        (102,920)
Benefits paid to
  participants                       -              -               -        (10,523)      (133,999)     (3,137,545)
Transfers from (to)
  other plans                        -              -               -            (29)             -         (19,848)
                            ----------     ----------     -----------     ----------    -----------     -----------
Net change in investment
  funds                              -              -               -      1,088,867      2,397,626      17,788,290
                            ----------     ----------     -----------     ----------    -----------     -----------
Balance at 12/31/93                  -              -               -      5,390,059      6,954,592     224,695,906
                            ----------     ----------     -----------     ----------    -----------     -----------
Investment income                    -              -               -              -              -      12,565,486
Net appreciation (deprecia-
  tion) in fair value             (168)         5,199           2,473     (5,396,111)             -     (18,147,185)
Interest income on
  participant loans                  -              -               -              -        562,455         562,455
Contributions                   71,158      1,789,561         328,596      1,158,970              -      60,909,149
Net exchanges between
  investment funds             308,824      6,612,638       1,274,068      6,380,469      2,031,785               -
Administrative expenses           (162)        (2,571)           (327)        (9,925)             -        (151,564)
Benefits paid to
  participants                       -        (57,277)        (29,015)       (13,126)      (125,490)     (6,407,046)
Transfers from (to)
  other plans                        -         (1,632)         (1,523)        (9,185)             -        (490,040)
                            ----------     ----------     -----------     ----------     ----------    ------------
Net change in investment
  funds                        379,652      8,345,918       1,574,272      2,111,092      2,468,750      48,841,255
                            ----------     ----------     -----------     ----------     ----------    ------------
Balance at 12/31/94        $   379,652    $ 8,345,918    $  1,574,272    $ 7,501,151    $ 9,423,342    $273,537,161
                            ==========     ==========     ===========     ==========     ==========     ===========




1)  Investment fund balance represents greater than five percent of net assets available for plan benefits.
2)  Represents plan distributions which originated as loans in previous years.


Note:  Certain 1993 amounts have been reclassified to conform with 1994 classifications.

                           USAIR, INC.
                      401(k) SAVINGS PLAN

                 Notes to Financial Statements
                 -----------------------------
                          (Continued)


(4)  Concentration of Credit Risk

     The Plan's assets include certain investments in GICs. The issuers of the GICs are all insurance companies. The Plan's ultimate realization of amounts invested in GICs is dependent on the continued financial stability of the insurance compa-nies that are issuers of the GICs. The Plan's beneficial interest in amounts invested in GICs was $24,054,055 and $18,784,388 at December 31, 1994 and 1993, respectively.

(5)  Federal Tax Status

     The Plan was restated and amended to conform to the Tax Reform Act of 1986 and subsequent legislation. The Plan Administra-tor has requested, but has not yet received from the Internal Revenue Service ("IRS"), an original letter of determination. However, the Plan Administrator and its legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(6)  Plan Termination

     The Company reserves the right to terminate the Plan at any time. Upon termination of the Plan, the following actions shall be taken for the benefit of participants:

     (a) As of the termination date, each investment fund shall be valued. In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

     (b) All participant accounts shall then be disposed of, to, or for each participant in single lump-sum payments. All distributions shall be made in cash.

                           USAIR, INC.
                      401(k) SAVINGS PLAN

                 Notes to Financial Statements
                 -----------------------------
                          (Continued)


(7)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                            December 31,
                                     --------------------------
                                         1994          1993
                                         ----          ----
     Net assets available for
       plan benefits per the
       financial statements         $274,996,017   $226,104,933
     Amounts allocated to
       withdrawing participants       (1,200,107)       (76,094)
                                     -----------    -----------
         Net assets available
           for benefits per
           the Form 5500            $273,795,910   $226,028,839
                                     ===========    ===========

     The following is a reconciliation of benefits paid to par-ticipants per the financial statements to the Form 5500:

                                                    Year ended
                                                December 31, 1994
                                                -----------------
     Benefits paid to participants per the
       financial statements                         $6,407,046
     Add:  Amounts allocated to withdrawing
           participants at December 31, 1994         1,200,107
     Less: Amounts allocated to withdrawing
           participants at December 31, 1993           (76,094)
                                                     ---------
     Benefits paid to participants per the
       Form 5500                                    $7,531,059
                                                     =========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                        USAIR, INC.                            Schedule I
                                    401(k) SAVINGS PLAN                        Page 1 of 2

                 Item 27a - Schedule of Assets Held for Investment Purposes
                 ----------------------------------------------------------

                                     December 31, 1994

                                  Description
Identity of Issue                of investment               Cost            Current Value
- -----------------              ------------------            ----            -------------
Fidelity Retirement          Money Market Fund           $ 23,471,983         $ 23,471,983
Money Market Fund

Fidelity Magellan Fund       Shares in registered         122,121,764          123,161,624
                             investment companies

Fidelity Intermediate        Shares in registered          16,236,741           15,485,248
Bond Fund                    investment companies

Fidelity Equity Income       Shares in registered          47,237,822           49,043,705
Fund                         investment companies

Fidelity U.S. Equity         Shares in registered          10,303,796           11,096,211
Index Fund                   investment companies

Income Mix Fund              Shares in registered             380,160              379,652
                             investment companies
Capital Growth Mix Fund      Shares in registered           8,341,163            8,345,918
                             investment companies
Moderation Mix Fund          Shares in registered           1,571,514            1,574,272
                             investment companies

                                        USAIR, INC.                            Schedule I
                                    401(k) SAVINGS PLAN                        Page 2 of 2

                 Item 27a - Schedule of Assets Held for Investment Purposes
                 ----------------------------------------------------------
                                        (Continued)

                                     December 31, 1994


                                  Description
Identity of Issue                of investment               Cost            Current Value
- -----------------              ------------------            ----            -------------
USAir Common Stock           Common stock of employer's    13,009,335            7,501,151
Fund*                        parent company, USAir Group,
                             Inc.

Fixed Income Fund            Guaranteed Investment         24,054,055           24,054,055
Fund                         contract, interest rates
                             range from 5.07 percent
                             to 8.80 percent per annum

Participant loans            Interest rates range                   -            9,423,342
                             from 7 to 9.5 percent
                             per annum
                                                          -----------          -----------

Total Investments                                        $266,728,333         $273,537,161
                                                          ===========          ===========


* Party in interest.

                                                                               Schedule II

                                          USAIR, INC.
                                     401(k) SAVINGS PLAN

                       Item 27d - Schedule of Reportable Transactions
                       ----------------------------------------------

                                  Year ended December 31, 1994


Aggregate transactions during the year ended December 31, 1994, with securities of the same issue, accounting for five percent of the value of Plan assets at the beginning of the year were as follows:
                                               Number                 Number
                                     Total       of         Total       of        Realized
                                   Purchases  Purchases     Sales      Sales        Gain
                                   ---------  ---------   ---------   -------     --------
Fidelity Retirement Government    $21,892,234    254     $19,119,445     250     $       -
Money Market Fund

Fidelity Magellan Fund             54,473,315    251      30,103,986     249       345,020

Fidelity Equity Income Fund        21,513,367    248      10,079,245     245       765,737

USAir Common Stock Fund            11,626,468    250       4,119,267     202       963,975

Fixed Income Fund                  10,106,557    209       4,836,890      98             -


                          SIGNATURES



     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly autho-rized.

                                USAir, Inc.
                                401(k) Savings Plan



                           By:      /s/Ann Greer-Rector
                                _____________________________
                                Ann Greer-Rector
                                Vice President and Controller
                                of USAir Group, Inc. and
                                USAir, Inc.


July 10, 1995